UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

Royal Dutch/Shell Group of Companies

R E S U L T S

FIRST QUARTER	$ million
	2004	2003	%
Net Income	4,433	5,308	-16
Estimated current cost of supplies (CCS) adjustment – see note 2	182	126
CCS earnings	4,251	5,182	-18
Special credits/(charges)		1,036
Asset retirement obligations		255
Adjusted CCS earnings *	4,251	3,891	+9
* adjusted for Special credits/(charges) and Asset retirement obligations (see notes 3 and 1)
Return on Average Capital Employed on a Net Income basis – see note 4	14.3%	18.3%

To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis. It should be noted that CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

Key features of the first quarter 2004

  Reported net income of $4,433 million was 16% lower than the same period last year, which included a special credit (see note 3) and an adjustment for asset retirement obligations totalling $1,291 million.

  The Group’s CCS earnings (i.e. on an estimated current cost of supplies basis) for the quarter of $4,251 million were 18% lower than the same period last year, which included a special credit relating to the sale of the shareholding in Ruhrgas and a credit for asset retirement obligations totalling $1,291 million. Earnings reflected 2% higher hydrocarbon prices, and higher earnings in Gas & Power, Oil Products and Chemicals.

  Royal Dutch and Shell Transport have decided to implement a share buy back program in 2004 with immediate effect. The program is anticipated to be around $2 billion for the year 2004. This amount includes the purchase of shares for hedging of employee share options.

  On a net income basis, Royal Dutch basic earnings per share (EPS) were €1.05 ($1.31), and Shell Transport basic EPS were 10.1p. On a CCS basis, Royal Dutch basic earnings per share (EPS) were €1.00 ($1.25), and Shell Transport basic EPS were 9.7p.

  On 19April 2004, Shell announced that it had reviewed 90% of Shell’s proved oil and gas reserves and that, subject to further consultation with the US Securities and Exchange Commission (SEC), the final result of the review is that a total of 4.35 billion barrels of oil equivalent (boe) as at end 2002 will be recategorised and additionally the 2003 reserves replacement will be finalised. In the announcement Shell indicated the intention to restate the financial statements contained in the 2002 Form 20-F. The impact on earnings averages around $100 million per year for the period 2000 to 2003. Comparative amounts shown herein have been restated accordingly.

  Shell sold its holding in China Petrochemical Corporation (Sinopec) during the quarter on the public market, raising approximately $742 million before fees and expenses. The impact on earnings of $348 million was allocated to Exploration and Production (56%), Gas & Power (16%) and Oil Products (28%).

  Exploration and Production earnings of $2,746 million were 9% lower than a year ago which included a credit resulting from a change in accounting for asset retirement obligations. Higher oil prices (+3%) and gains on divestments were partly offset by 3% lower hydrocarbon production. Reported hydrocarbon production was 4,096 thousand barrels of oil equivalent (boe) per day and decreased by 1% if the effect of divestments (98 thousand boe per day) is excluded.

  Gas & Power segment earnings were $525 million compared to segment earnings of $470 million a year ago, excluding last year’s special credit (see note 3) of $1,036 million relating to the sale of the shareholding in Ruhrgas. Included in the earnings this quarter are portfolio divestment gains of $166 million whereas last year gains of $142 million were included.

  Oil Products CCS segment earnings were $1,123 million compared to $1,056 million achieved a year ago. Higher marketing earnings including the sale of Shell shares in Sinopec in Asia Pacific were partially offset by a decline in refining earnings largely in Europe.

  Chemicals segment earnings were $144 million compared to a loss of $15 million in the same quarter last year, when earnings were impacted by charges of $92 million for business restructuring and asset impairments. Earnings in the first quarter of 2004 benefited from higher volumes and improved unit margins.

  Capital investment for the quarter totalled $2.7 billion, excluding the minority share in Sakhalin amounting to $0.3 billion, versus $2.6 billion a year ago. The capital investment budget for the full year is increased predominantly in Exploration and Production. This reflects increases due to upward cost pressure in Sakhalin and Bonga, a switch of investment into short-term payback projects in higher margin areas and an increase in the exploration program for this year. The full-year capital investment is now expected to be some $14.5 billion to $15.0 billion excluding the minority share of Sakhalin.

  The Return on Average Capital Employed (ROACE) on a net income basis for the twelve months to March 31, 2004 was 14.3%.

  At the end of the quarter the debt ratio was 17.8%; cash and cash equivalents amounted to $5.7 billion.

  Cash flow from operating activities for the quarter was $7.8 billion. This cash, together with divestment proceeds ($1.7 billion), funded the investment program ($3.0 billion) and a decrease in debt of $3.0 billion with the balance added to cash and cash equivalents.

  Proceeds from divestments of $1.7 billion included the divestments of Sinopec shares, upstream assets in Thailand and the UK, midstream gas distribution assets in Germany and onshore crude pipelines in the USA.

Commentary

Brent crude prices averaged $32.05 a barrel in the first quarter compared with $31.50 a barrel in the same quarter last year. WTI prices were relatively stronger, averaging $35.35 a barrel compared with $34.00 a year earlier, the wider Brent-WTI differential was due to higher cross-Atlantic crude oil freight rates. Crude prices for the balance of this year will be influenced strongly by OPEC-10 supply, the pace of Iraqi oil export recovery and the rate of global economic expansion, particularly in the US and China.

In the first quarter of 2004, US natural gas prices averaged $5.61 per million Btu, an increase of over 50 cents from the fourth quarter of 2003 ($5.08 per million Btu), although below the price levels of the same period in 2003 ($6.90 per million Btu). This is the sixth consecutive quarter where Henry Hub natural gas has averaged more than $4 per million Btu. During this quarter prices were supported by growing industrial demand for natural gas and continuing uncertainty about US natural gas production trends, despite continuing increases in drilling activity in onshore basins. Storage levels remained above last year's record low levels.

Industry refining margins were driven primarily by strength in gasoline and European margins found support from arbitrage opportunities to the US. In the first quarter of 2004, industry refining margins averaged $7.65, $9.60, $2.70 and $2.00 a barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $6.40, $6.85, $3.90 and $2.05 a barrel in the same period last year. US and European margins may fall back from the levels of the first quarter as refinery turnarounds decline. Margins in the USA also may be impacted by supply versus demand imbalances and low storage levels. Singapore margins are expected to revert to a lower level and remain subdued by regional refinery capacity overhang although margins may be impacted by the Chinese supply and demand position.

Conditions in the chemicals industry have generally improved. Steady demand has pushed prices higher and mitigated the impact of the continued high feedstock and energy-related costs on industry margins. Industry operating rates increased but continued to be low by historical standards. Industry cracker margins strengthened significantly as a result of strong demand and by-product price increases, especially propylene. Base chemicals markets strengthened reflecting higher demand and supply constraints, particularly in the USA and Asia.

In Exploration and Production, a final investment decision was taken for the Kashagan project in Kazakhstan.

A heads of agreement (HoA) was signed with the Libyan National Oil Corporation for the establishment of a long-term strategic partnership in the Libyan upstream oil and gas industry. This agreement could lead to the development of world-class integrated upstream and LNG export projects.

In the UK, production from the Brent Charlie platform and Penguins field recommenced and are now approaching the production levels prior to the shutdown in the third quarter of 2003.

During the quarter the divestments of the upstream assets in Thailand and various UK upstream assets were completed. In April, Shell reached an agreement for the sale of its 50% interest in offshore Block 18 in Angola.

A material deepwater exploration discovery was announced offshore of Sabah, Malaysia and significant discoveries were made in Nigeria and Egypt.

Gas & Power joint venture projects entered into additional LNG long-term supply contracts during the quarter. The Australian North West Shelf venture (Shell share 22%) and Chubu Electric Power Company of Japan signed a 15-year sale and purchase agreement for 0.6 million tonnes per annum (mtpa) of LNG starting 2009. The Sakhalin II LNG project (Shell share 55%) recorded its fourth customer with the signing of a HoA with Japanese Toho Gas of Japan for up to 0.3 mtpa for over 20 years bringing the total contracted volumes to 3.1 mtpa. Shell secured an additional 1.7 mtpa from Nigeria LNG’s (NLNG) proposed Train 6 (Shell share 26%). All NLNG Train 6 sales volumes (4 mtpa) have now been committed subject to the final investment decision.

In other Gas and Power portfolio developments, the indirectly held 5.27% interest in Verbundnetz Gas AG (VNG) in Germany was sold and the interest in the Altamira regasification project (Shell share 75%) in Mexico was diluted. Shell also announced that it had agreed terms to dilute its interest in the Hazira regasification project (Shell share to be 74%) in India. In addition InterGen (Shell share 68%) continued its portfolio management programme with dilutions of its Australian interests and divestment of a US project under development.

The announced major Qatar Gas-to-Liquids (GTL) project spudded its first appraisal well and awarded the project’s Front End Engineering and Design (FEED) contract for the onshore GTL plant.

In Oil Products, progress continued on portfolio restructuring. In the USA, sales were completed of two onshore crude pipeline systems and the agreement for the sale of the Delaware City Refinery (Shell share 50%) was finalised. The Delaware City transaction is expected to close in the second quarter of 2004.

Outside the USA, Shell and Sinopec are awaiting final government approval to jointly build a retail network of 500 service stations in the province of Jiangsu. The venture will operate the network, which is expected to be completed within three years. Additionally, Shell announced plans to restructure operations in Venezuela including transferring its role as wholesaler to local entrepreneurs during 2004.

Retail network restructuring continued in the USA and Europe. A total of some 4,700 sites have been rebranded from Texaco to Shell in the USA and 4,400 Shell sites re-imaged. Furthermore some 700 sites have been rebranded from DEA to Shell in Germany. Through the first quarter, approximately 3,600 sites have been removed from the network in the USA. The network rationalisation will continue until 2006.

These actions reflect Oil Products’ strategy of active portfolio management and focus on market leadership.

In Chemicals, butadiene production started up at the Sabina Petrochemicals plant (Shell share 62%) in the USA. Butadiene from the 410 thousand tonnes per year unit will be used in the production of rubber and plastics products. After an extended outage period for debottlenecking, the expansion of the ethylene cracker to a capacity of 550 thousand tonnes per year at Deer Park in the USA is starting up. In Europe, the expansion of the Ethylene Oxide and Glycols unit in the Netherlands has started up with a total capacity of over 300 thousand tonnes per year to supply European customers in the polyester market.

Earnings by industry segment

Exploration and Production

FIRST QUARTER	$ million
	2004	2003	%
Segment earnings	2,746	3,019	-9
Asset retirement obligations – see note 1		255
Adjusted segment earnings	2,746	2,764	-1
Crude oil production (thousand b/d)	2,342	2,407	-3
Natural gas production available for sale (million scf/d)	10,172	10,636	-4

First quarter segment earnings of $2,746 million were 9% lower than a year ago which included a credit resulting from a change in accounting for asset retirement obligations of $255 million. Higher oil prices (+3%) and gains on divestments were partly offset by lower hydrocarbon production.

Earnings included a $107 million gain on the divestment of the upstream assets in Thailand and a gain of $195 million related to the sale of Sinopec shares. These were partly offset by a total net charge of $74 million.

Earnings were impacted by depreciation related to the reserves recategorisation of an estimated $45 million after tax.

Divestment of various assets impacted production by 98 thousand boe per day compared to the same period a year ago. Excluding divestments, hydrocarbon production decreased by 1%, also reflecting the impact from hydrocarbons prices on production sharing contracts.

Total hydrocarbon production reduced by 3%, reflecting a 3% decrease in oil production and a 4% decrease in gas production.

Oil production benefited from new production in Canada (Athabasca Oil Sands), Brazil, Nigeria and the US. In addition, Nigeria recorded higher production from the ramp up of the EA field and decreased community disturbances. These were more than offset by divestments (US, UK and Thailand), field declines (mainly in the USA and the North Sea) and the downtime on Brent production in the UK.

Gas production was down on last year’s record production due to divestments in the US, UK and Thailand, field declines in the US and UK and the down time on Brent production in the UK. These were partly offset by new production in the US, mainly from Na Kika.

Capital investment in the first quarter of $1.9 billion, including exploration expense of $0.1 billion, was 7% higher than the corresponding period last year.

Gas & Power

FIRST QUARTER	$ million
	2004	2003	%
Segment earnings	525	1,506	-65
Special credits/(charges) – see note 3	-	1,036
Adjusted segment earnings	525	470	+12
Equity LNG sales volume (million tonnes)	2.51	2.33	+8

First quarter segment earnings of $525 million compare with earnings of $1,506 million in the same period a year ago which included a special credit of $1,036 million related to the Ruhrgas transaction. Excluding the special credit the current quarter results are 12% higher. The results reflected LNG volumes of 2.51 million tonnes (+8%) as Nigeria LNG Train 3 and Malaysia LNG Tiga Train 2 built up volumes, and higher LNG prices. The result of portfolio divestments, including a gain related to the sale of Sinopec shares, contributed to earnings $24 million relative to a year ago. Trading performance in the USA improved versus the fourth quarter of 2003, but was weaker than the first quarter of 2003.

Oil Products

FIRST QUARTER	$ million
	2004	2003	%
Segment earnings	1,318	1,195	+10
CCS adjustment	195	139
Segment CCS earnings	1,123	1,056	+6
Refinery intake (thousand b/d)	4,126	4,166	-1
Oil product sales (thousand b/d)	7,539	7,340	+3

First quarter segment earnings were $1,318 million compared to $1,195 million for the same period a year ago. First quarter CCS segment earnings were $1,123 million compared to $1,056 million for the same period a year ago. Marketing earnings improved during the quarter in all regions partly offset by lower refining earnings in primarily Europe. The profit on sale from onshore crude pipeline systems in the USA offset the loss arising following the announced sale of the Delaware City Refinery, while a gain related to the sale of Sinopec shares contributed to the improved marketing earnings in Asia Pacific.

Outside the USA, segment earnings were $1,153 million compared to $1,068 million a year ago. Outside the USA, CCS earnings were $960 million compared to $929 million a year ago.

Higher marketing earnings primarily in Asia Pacific and Latin America, due largely to stronger margins, a 3% increase in total inland sales, and asset sales were partly offset by lower refining earnings. Weaker European refining margins, increased costs associated with the strengthening Euro, and higher refinery maintenance activity contributed to the earnings decline. Overall refinery utilisation and refinery intake including the effect of higher refinery maintenance activity, were 4% and 3% respectively lower than a year ago. Performance of the global businesses improved over the same period a year ago.

In the USA, segment earnings were $165 million compared to $127 million a year ago. In the USA, CCS earnings were $163 million compared to $127 million a year ago. Marketing earnings increased due primarily to cost reductions offset by lower retail margins while refining earnings declined. Stronger refining margins and higher refinery intake were offset by higher maintenance activity and a $63 million charge to income for the announced sale of the Delaware City Refinery. Transportation earnings improved as a result of gains on sales completed for two inland crude pipeline systems while trading performance declined over the same period last year.

Chemicals

FIRST QUARTER	$ million
	2004	2003
Segment earnings	144	(15)

Segment earnings for the first quarter were $144 million compared with a loss of $15 million last year. Excluding $15 million of severance charges related to business improvement initiatives this quarter and business restructuring and asset impairment charges of $92 million a year ago, earnings more than doubled compared to last year despite the impact of planned and unplanned downtime and start-up costs for the cracker expansion project at Deer Park in the USA. Earnings benefited from 2% higher sales volumes due to stronger demand and increased trading activity. Overall unit margins improved and Shell cracker margins were 35% higher than a year ago.

Other industry segments

FIRST QUARTER	$ million
	2004	2003
Segment earnings	(14)	(40)

Segment earnings for the first quarter were a loss of $14 million and improved compared to a year ago.

Corporate

FIRST QUARTER	$ million
	2004	2003
Segment net costs	(151)	(268)

First quarter net costs were $151 million, reflecting lower net interest costs and improved insurance results.

Note

The results shown for the first quarter are unaudited.

The results for the Royal Dutch/Shell Group of Companies for the first quarter 2004 give effect to the estimated financial impact of the previously announced reserves recategorisation and related restatement of prior year financial statements contained in Form 20-F, as well as the revision of the earnings for 2003 announced on 5 February 2004. Additionally we remain in discussion with the SEC regarding the financial statements as contained in our 2002 Form 20-F. Any further adjustments that could arise out of those discussions could impact the quarterly earnings information contained herein.

As previously announced, the publication of the 2003 Annual Report is planned for 28 May 2004. As a result the fourth quarter and full year 2003 Group earnings have been adjusted for certain items including the effect of post 31 December 2003 balance sheet events. The impact on the fourth quarter and full year 2003 Group earnings is $(12) million and relates to the Exploration and Production segment.

Quarterly results are expected to be announced on 29 July 2004 for the second quarter and 28 October 2004 for the third quarter. The 2004 interim dividends are expected to be announced on 29 July 2004.

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the outcome of the ongoing enquiries by the regulatory authorities, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

29 April 2004

Statement of income

	$ million
	Q1	Q4	Q1
	2004	2003	2003	% [1]
Sales proceeds	76,230	68,517	69,374	+10
Sales taxes, excise duties and similar levies	18,131	18,131	15,559
	___________	___________	___________
Net proceeds	58,099	50,386	53,815	+8
Cost of sales	47,881	42,067	43,514
	___________	___________	___________
Gross profit	10,218	8,319	10,301	-1
Selling, distribution and administrative expenses	3,395	4,056	3,023
Exploration	125	825	248
Research and development	137	155	132
	___________	___________	___________
Operating profit of Group companies	6,561	3,283	6,898	-5
Share of operating profit of associated companies	1,215	675	1,196
	___________	___________	___________
Operating profit	7,776	3,958	8,094	-4
Interest and other income	610	108	1,469
Interest expense	312	355	374
Currency exchange gains/(losses)	(26)	(87)	(17)
	___________	___________	___________
Income before taxation	8,048	3,624	9,172	-12
Taxation	3,480	1,737	3,775
	___________	___________	___________
Income after taxation	4,568	1,887	5,397	-15
Minority interests	135	87	89
	___________	___________	___________
NET INCOME	4,433	1,800	5,308	-16
	___________	___________	___________
[1] Q1 on Q1 change

Earnings by industry segment

	$ million
	Q1	Q4	Q1
	2004	2003	2003	% [1]
Exploration and Production:
World outside USA	1,998	1,469	2,284	-13
USA	748	653	735	+2
	___________	___________	___________
	2,746	2,122	3,019	-9
	___________	___________	___________
Gas and Power:
World outside USA	448	231	1,472	-70
USA	77	35	34	+126
	___________	___________	___________
	525	266	1,506	-65
	___________	___________	___________
Oil Products:
World outside USA	960	294	929	+3
USA	163	(58)	127	+28
	___________	___________	___________
	1,123	236	1,056	+6
	___________	___________	___________
Chemicals:
World outside USA	231	(123)	196	+18
USA	(87)	(211)	(211)
	___________	___________	___________
	144	(334)	(15)	-
	___________	___________	___________
Other industry segments	(14)	(40)	(40)
	___________	___________	___________
TOTAL OPERATING SEGMENTS	4,524	2,250	5,526	-18
	___________	___________	___________
Corporate:
Interest income/(expense)	(163)	(231)	(259)
Currency exchange gains/(losses)	(9)	(100)	(10)
Other - including taxation	21	(65)	1
	___________	___________	___________
	(151)	(396)	(268)
	___________	___________	___________
Minority interests	(122)	(73)	(76)
	___________	___________	___________
CCS EARNINGS	4,251	1,781	5,182	-18
	___________	___________	___________
CCS adjustment	182	19	126
	___________	___________	___________
NET INCOME	4,433	1,800	5,308	-16
	___________	___________	___________
1 Q1 on Q1 change

Summarised statement of assets and liabilities

	$ million
	Mar 31	Dec 31	Mar 31
	2004	2003	2003
Fixed assets:
Tangible fixed assets	87,385	88,233	79,612
Intangible fixed assets	4,708	4,735	4,659
Investments	22,172	22,403	21,067
	___________	___________	___________
	114,265	115,371	105,338
	___________	___________	___________
Other long-term assets	9,915	9,257	7,307
Current assets:
Inventories	12,331	11,687	11,007
Accounts receivable	30,664	28,969	31,112
Cash and cash equivalents	5,732	1,952	3,991
	___________	___________	___________
	48,727	42,608	46,110
	___________	___________	___________
Current liabilities:
Short-term debt	7,548	11,027	9,567
Accounts payable and accrued liabilities	32,377	32,347	32,808
Taxes payable	9,950	5,927	7,669
Dividends payable to Parent Companies	5,091	5,123	5,235
	___________	___________	___________
	54,966	54,424	55,279
	___________	___________	___________
Net current assets/(liabilities)	(6,239)	(11,816)	(9,169)
	___________	___________	___________
Total assets less current liabilities	117,941	112,812	103,476
	___________	___________	___________
Long-term liabilities:
Long-term debt	9,728	9,100	6,799
Other	6,189	6,054	5,838
	___________	___________	___________
	15,917	15,154	12,637
	___________	___________	___________
Provisions:
Deferred taxation	12,939	13,031	12,547
Other	9,300	8,882	8,809
	___________	___________	___________
	22,239	21,913	21,356
	___________	___________	___________
Minority interests	3,775	3,422	3,699
	___________	___________	___________
NET ASSETS	76,010	72,323	65,784
	___________	___________	___________

Summarised statement of cash flows (Note 6)

	$ million
	Q1	Q4	Q1
	2004	2003	2003
CASH FLOW PROVIDED BY OPERATING ACTIVITIES:
Net income	4,433	1,800	5,308
Depreciation, depletion and amortisation	2,617	3,344	2,533
(Profit)/loss on sale of assets	(663)	(376)	(1,301)
Decrease/(increase) in net working capital	1,780	63	256
Associated companies:
dividends more/(less) than net income	(217)	460	(226)
Deferred taxation and other provisions	229	(562)	230
Other	(382)	(243)	(112)
	___________	___________	___________
Cash flow provided by operating activities	7,797	4,486	6,688
	___________	___________	___________
CASH FLOW USED IN INVESTING ACTIVITIES:
Capital expenditure	(2,427)	(3,930)	(2,173)
Proceeds from sale of assets	728	1,002	268
Net investments in associated companies	(425)	66	(321)
Proceeds from sale and other movements in investments	942	(205)	1,675
	___________	___________	___________
Cash flow used in investing activities	(1,182)	(3,067)	(551)
	___________	___________	___________
CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Net increase/(decrease) in long-term debt	(40)	(1,617)	(409)
Net increase/(decrease) in short-term debt	(3,003)	(457)	(2,971)
Change in minority interests	277	199	12
Dividends paid to:
Parent Companies	-	-	-
Minority interests	(46)	(56)	(43)
	___________	___________	___________
Cash flow provided by/(used in) financing activities	(2,812)	(1,931)	(3,411)
	___________	___________	___________
Parent Companies' shares: net sales/(purchases) and dividends received	(8)	(52)	(315)
Currency translation differences relating to cash and cash equivalents	(15)	49	24
	___________	___________	___________
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	3,780	(515)	2,435
	___________	___________	___________

Operational data

	Q1	Q4	Q1
	2004	2003	2003	% [1]
CRUDE OIL PRODUCTION	thousand b/d
Europe	605	645	741
Africa	443	391	344
Asia Pacific	258	265	296
Middle East, Russia, CIS	441	485	472
USA	390	387	460
Other Western Hemisphere	205	210	94
	_________	_________	_________
	2,342	2,383	2,407	-3
	_________	_________	_________
NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d [2]
Europe	4,969	4,359	5,228
Africa	346	377	282
Asia Pacific	2,118	2,104	2,094
Middle East, Russia, CIS	672	558	752
USA	1,405	1,397	1,633
Other Western Hemisphere	662	641	647
	_________	_________	_________
	10,172	9,436	10,636	-4
	_________	_________	_________
	million scm/d [3]
Europe	140	123	148
Africa	10	11	8
Asia Pacific	60	59	60
Middle East, Russia, CIS	19	16	21
USA	40	40	46
Other Western Hemisphere	19	18	18
	_________	_________	_________
	288	267	301	-4
	_________	_________	_________
LIQUEFIED NATURAL GAS (LNG)	million tonnes
Equity LNG sales volume	2.51	2.47	2.33	+8
Realised Upstream Oil Prices	$/bbl
WOUSA	30.19	27.53	29.49
USA	31.24	27.60	29.01
Global	30.33	27.54	29.43
Realised Upstream Gas Prices	$/thousand scf
Europe	3.51	3.38	3.01
WOUSA (including Europe)	3.01	2.84	2.69
USA	5.81	4.65	6.87
Global	3.46	3.16	3.44
1 Q1 on Q1 change
[2] scf/d = standard cubic feet per day
[3] scm/d = standard cubic metres per day

Operational data (continued)

	Q1	Q4	Q1
	2004	2003	2003	% [1]
REFINERY PROCESSING INTAKE	thousand b/d
Europe	1,716	1,820	1,816
Other Eastern Hemisphere	932	950	964
USA	1,076	1,118	1,038
Other Western Hemisphere	402	373	348
	_________	_________	_________
	4,126	4,261	4,166	-1
	_________	_________	_________
OIL SALES
Gasolines	2,707	2,773	2,677
Kerosines	786	793	809
Gas/Diesel oils	2,298	2,389	2,261
Fuel oil	971	806	865
Other products	777	794	728
	_________	_________	_________
Total oil products*	7,539	7,555	7,340	+3
Crude oil	4,931	4,838	5,007
	_________	_________	_________
Total oil sales	12,470	12,393	12,347	+1
	_________	_________	_________
*comprising
Europe	2,134	2,248	2,059
Other Eastern Hemisphere	1,294	1,304	1,272
USA	2,509	2,447	2,215
Other Western Hemisphere	742	775	714
Export sales	860	781	1,080
CHEMICALS SALES VOLUMES BY MAIN PRODUCT CATEGORY [2] **	thousand tonnes
Base chemicals	3,472	3,459	3,172
First line derivatives	2,368	2,475	2,536
Other	94	38	112
	_________	_________	_________
	5,934	5,972	5,820	+2
	_________	_________	_________
**comprising
Europe	2,514	2,564	2,563
Other Eastern Hemisphere	1,429	1,426	1,247
USA	1,830	1,821	1,827
Other Western Hemisphere	161	161	183
CHEMICAL SALES - NET PROCEEDS [3]	$ million
Europe	1,625	1,444	1,490
Other Eastern Hemisphere	956	845	753
USA	1,250	1,121	1,116
Other Western Hemisphere	124	(69)	181
	_________	_________	_________
	3,955	3,341	3,540	+12
By-products	461	578	381
	_________	_________	_________
	4,416	3,919	3,921	+13
	_________	_________	_________
1 Q1 on Q1 change
[2] Excluding volumes sold by associate companies, chemical feedstock trading and by-products
[3] Excluding proceeds from associate companies and chemical feedstock trading

Capital investment

	$ million
	Q1	Q4	Q1
	2004	2003	2003
Capital expenditure:
Exploration and Production:
World outside USA	1,455	1,927	1,187
USA	276	364	297
	___________	___________	___________
	1,731	2,291	1,484
	___________	___________	___________
Gas and Power:
World outside USA	316	310	212
USA	5	9	1
	___________	___________	___________
	321	319	213
	___________	___________	___________
Oil Products:
Refining:
World outside USA	87	230	66
USA	53	142	127
	___________	___________	___________
	140	372	193
	___________	___________	___________
Marketing:
World outside USA	141	559	115
USA	10	129	39
	___________	___________	___________
	151	688	154
	___________	___________	___________
Chemicals:
World outside USA	25	53	24
USA	33	100	66
	___________	___________	___________
	58	153	90
	___________	___________	___________
Other segments	26	107	41
	___________	___________	___________
TOTAL CAPITAL EXPENDITURE	2,427	3,930	2,175
	___________	___________	___________
Exploration expense:
World outside USA	73	344	139
USA	43	108	84
	___________	___________	___________
	116	452	223
	___________	___________	___________
New equity investments in associated companies:
World outside USA	89	188	119
USA	239	112	24
	___________	___________	___________
	328	300	143
	___________	___________	___________
New loans to associated companies	80	(163)	196
	___________	___________	___________
TOTAL CAPITAL INVESTMENT*	2,951	4,519	2,737
	___________	___________	___________
*comprising
Exploration and Production	1,937	2,743	1,804
Gas and Power	565	465	321
Oil Products	300	1,089	358
Chemicals	118	21	207
Other segments	31	201	47
	___________	___________	___________
	2,951	4,519	2,737
	___________	___________	___________

Basic earnings per share (Note 7)

	Q1	Q4	Q1
	2004	2003	2003
ROYAL DUTCH
Net income per share (€)	1.05	0.45	1.45
Net income per share ($)	1.31	0.53	1.56
CCS earnings per share (€)	1.00	0.44	1.42
CCS earnings per share ($)	1.25	0.53	1.52
SHELL TRANSPORT
Net income per share (pence)	10.1	4.4	13.9
Net income per ADR ($)	1.12	0.45	1.33
CCS earnings per share (pence)	9.7	4.4	13.5
CCS earnings per ADR ($)	1.07	0.45	1.30

Notes

NOTE 1. Accounting policies

Changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. At the end of the third quarter 2003, FIN 46 (Consolidation of Variable Interest Entities) was implemented with a consequential increase in tangible fixed assets and liabilities.

Additionally in the third quarter of 2003, US accounting standard FAS 150 was implemented requiring certain minority interests to be reclassified as debt.

US accounting standard FAS 143 was effective for the Group from the first quarter of 2003 and required that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter of 2003. In the first quarter of 2003, the Group completed the implementation of US accounting guidance EITF Issue No. 02-03, which includes the requirement that gains and losses on certain derivative instruments be shown net in the Statement of Income. Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales.

In all other respects the Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2002 Annual Reports and Accounts on pages 58 to 60.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on the Group’s results of operations.

NOTE 3. Special items

With effect from the first quarter of 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period. Special items were those significant credits or charges resulting from transactions or events which, in the view of management, were not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 4. Return on average capital employed (ROACE)

ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

Net Income (four quarters)	11,801
Group share of interest expense after tax	706
ROACE numerator	12,507
Group share of Capital Employed - opening	81,523
Group share of Capital Employed - closing	92,837
Group share of Capital Employed - average	87,180
ROACE	14.3%

NOTE 5. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 6. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 7. Earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2002 Annual Reports and Accounts in Note 1 on page 58). For the purposes of these calculations, Group CCS earnings are shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter of 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on April 23, 2003 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

With effect from the fourth quarter of 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share. All quarters have been presented on this basis.

Earnings per share calculations are based on the following weighted average number of shares and exclude shares held by Group companies.

	Q1	Q4	Q1
	2004	2003	2003
Royal Dutch shares of €0.56 (millions)	2,033.2	2,033.1	2,043.7
Shell Transport shares of 25p (millions)	9,519.3	9,519.1	9,552.4

Shares at the end of the following periods are:

	Q1	Q4	Q1
	2004	2003	2003
Royal Dutch shares of €0.56 (millions)	2,033.2	2,033.1	2,039.6
Shell Transport shares of 25p (millions)	9,520.7	9,519.2	9,533.6

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: 29 April 2004